UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No.       )

Airgas, Inc.
(Name of Subject Company (Issuer))

Air Products and Chemicals, Inc.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

009363102
 (CUSIP Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
 (Name, Address and Telephone Numbers of Person Authorized to Receive
 Notices and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐  Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Offer to Acquire Airgas
February 5, 2010

Offer to Acquire Airgas

ADDITIONAL INFORMATION
• This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of [Airgas], Inc. (“[Airgas]”) has commenced at this time. In connection with the proposed transaction, [Air Products], Inc. (“[Air Products]”) may file tender offer documents with the U.S.
 Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to stockholders of [Airgas]. INVESTORS AND SECURITY HOLDERS OF [Airgas], INC. ARE URGED TO READ THESE
 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE
 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors
 and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by [Air Products] through the web site maintained by the SEC at
 http://www.sec.gov.
• In connection with the proposed transaction, [Air Products] may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of [Airgas]. INVESTORS AND SECURITY HOLDERS OF
 [Airgas] ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR
 ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
 THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by [Air Products] through the web site maintained by the SEC at http://www.sec.gov.
CERTAIN INFORMATION REGARDING PARTICIPANTS
• [Air Products] and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of [Air Products]’s directors and executive officers in [Air Products]’s Annual Report on Form 10-K for the year ended September 30, 2009, which was filed with the SEC on November 25, 2009, and its proxy statement for the 2010 Annual Meeting, which was filed with the SEC on December 10, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Offer to Acquire Airgas
Forward-Looking Statements
• All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”,
 “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”,
 “ongoing”, similar expressions, and variations or negatives of these words.
• These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that [Air Products] will not pursue a transaction with [Airgas] and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly
 Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.
 The forward-looking statements in this release speak only as of the date of this filing.
 We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

John Mc Glade
Air Products Chairman, President and CEO

Offer to Acquire Airgas
Transaction highlights

Consideration	All-cash offer for all Airgas shares at $60.00 per share
Premium	Premium of 38% to Airgas’ closing price on 2/04/10 of $43.53
Accretion	Expected to be substantially accretive to Air Products cash EPS beginning in 2011
Synergies	Substantial cost synergies yielding $250 million run rate by the end of year 2
Financing	Air Products has secured committed financing. Air Products is committed to remaining investment grade and to returning to an A rating
Regulatory Approval	Air Products has thoroughly considered potential regulatory issues and is prepared to make appropriate divestitures

Offer to Acquire Airgas
Compelling strategic and industrial logic
• Creates one of the world’s leading integrated industrial gas companies
 − Largest industrial gas company in North America and one of the largest in the world
 − Diversified across geographies and distribution channels with competitive positions in all three supply modes: Packaged Gases, Liquid Bulk, Tonnage
• Combination of highly complementary skills and strengths enables us to better serve the needs of customers
 − Air Products’ leadership in tonnage, strong European and joint venture packaged gas positions
 − Airgas’ leadership in U.S. packaged gases
 − Air Products’ Engineering and Technology Skills
• Timing is excellent
 − Provides Air Products a highly efficient re-entry into U.S. packaged gas market
 − Air Products’ global infrastructure enables more rapid Airgas international expansion
 − Leverages Air Products’ supply chain and SAP capabilities
• Significant synergies available
 − Substantial cost savings
 − Growth opportunities as economy recovers

Industries Served
25%
27%
13%
9%
6%
7%
3%
2%
2%
2%
4%
Industrial mfg.
Repair & Maintenance
Energy & Infrastructure Construction
Medical
Food & Beverage
Petrochemical
Retail & wholesale
Analytical & Life Sciences
Utlities
Transportation
Other

Offer to Acquire Airgas
Airgas at a glance

Broad Coverage - 1,500 Sales Representatives
Source: Based on Airgas public disclosures
Revenue (FY2009)	$4.3B
Total CAGR (over last 5 years)	19%
Same Store Sales Growth	7%

Offer to Acquire Airgas
Combination creates significant value

A Company of Greater Capability
• Global presence & infrastructure
• Significant European packaged
 gas business
• Gas application skills
• Tonnage asset base
• Operations & Engineering skills
• SAP experience & infrastructure
Air Products Strengths
• Broad U.S. sales coverage
• Packaged gas skills
• Distribution expertise
• Acquisition sourcing & integration
 capabilities
Airgas Strengths
Increased Shareholder Value
• Lower costs
• Increased growth
• Greater cash generation

Offer to Acquire Airgas
A world leading integrated industrial gas company

Source: Based on Airgas public disclosures

Packaged
Gas
90%
Liquid/Bulk
10%
Pro-forma
Air Products
Pro-forma
Air Products
Airgas
Revenues
Airgas
Revenues
Air Products
Revenues
Air Products
Revenues
Liquid/Bulk
17%
Onsite
25%
Equipment
& Services
10%
Onsite/Pipeline
37%
Liquid/Bulk
24%
Equipment &
Services
14%
Packaged
Gas
11%
• One of the largest industrial gas companies in the world
• Largest industrial gas company in North America
• World-class competencies across all modes of supply
+
=
Specialty
Materials
14%
Spec
Mat’ls
9%
Packaged
Gas
39%

Offer to Acquire Airgas
Benefits of an integrated industrial gas company

Liquid/Bulk
Tonnage/Onsites
• Co-product economics
• Liquid back-up
• Sales coverage
• Product supply/outlet
• Broader scope of
 industries served
• Brand recognition
Cylinders
Bulk
Packaged Gases
Mode of Supply
Mode of Supply
Integration Benefit
Integration Benefit
Tonnage

Offer to Acquire Airgas
Enhances Air Products’
Multiple Growth Opportunities

• Hydrogen for refining
• Oxygen for gasification
• LNG heat exchangers
Energy
Environment
Emerging Markets
• Oxyfuel
• Carbon capture
• Multiple Gas Applications
• Electronics across Asia
• Equity Affiliate positions
• Expanding Merchant
 positions in Asia

Paul Huck
Air Products Senior Vice President and Chief Financial Officer

AIR PRODUCTS

$60.00
$55.00
$50.00
$45.00
$40.00
Trading Value
Offer Price

Offer to Acquire Airgas
• $60.00 per share in cash
• 38% premium comparable to similar transactions
 − 10.5x multiple of EBITDA
• Immediate liquidity in an uncertain economic environment
 and removes any uncertainly with respect to future stock
 performance

Certain Value for Airgas Shareholders
Immediate
Shareholder Premium

Offer to Acquire Airgas
Financial details
•Transaction value ($billions)
•Committed financing secured
•Maintain investment grade credit rating
•Maintain dividend policy

Equity Purchase	$5.1
Assumption of debt	$1.9
Total Consideration	$7.0

$0.80
$0.60
$0.40
$0.20
$0.00
FY11
FY12
GAAP EPS
Cash EPS

26.0%
25.0%
24.0%
23.0%
22.0%
21.0%
LTM-12/31/09
FY12

Offer to Acquire Airgas
Key goals

• Transaction accretive in the
 first year
• Solid shareholder value
• Excludes transaction and
 integration costs
• Synergies enable greater
 cash flow generation
• Combination provides for
 significant margin benefits
Accretion/Dilution
EBITDA Margin

Offer to Acquire Airgas

Synergies
Infrastructure
Infrastructure
•Fully integrated ERP platform
  Fully integrated ERP platform
•Shared Services
  Shared Services
Supply Chain Efficiencies
Supply Chain Efficiencies
•Utilize Air Products’ continuous improvement tools to
 optimize supply chain
  Utilize Air Products’ continuous improvement tools to
 optimize supply chain
•Procurement Benefits
  Procurement Benefits
Growth through new offerings, density and international expansion
Cost savings run rate of $250 million by end of year two
Overheads
Overheads
•Overlapping operations
  Overlapping operations
•Streamlined management structure
  Streamlined management structure

Offer to Acquire Airgas

Path Forward . . .
Air Products
committed to
completing the
transaction
Begin regulatory process
• Prepared to make
 appropriate divestitures
Proceed with tender offer if needed
• Financing committed
Litigation
Proxy Contest
• Commenced litigation in
 Delaware
• Proceed with proxy contest
 if needed

John McGlade
Air Products Chairman, President and CEO

- Substantial cost savings, $250 million annual run-rate by end of year two
- EBITDA margin expansion

Offer to Acquire Airgas
RESULTS
• Accretive to
 cash, GAAP EPS
Compelling transaction that delivers on
our promises…
STABILITY
• Diversified across
 geographies and
 distribution
 channels with
 competitive
 positions in all three
 supply modes
• Maintain strong
 balance
 sheet/investment
 grade rating
GROWTH
• Highly efficient
 re-entry into U.S.
 packaged gas
 market
• Enhanced growth
 opportunities,
 domestic and
 international
Well-positioned for long-term value creation

Thank you
tell me more

www.airproducts.com/airgasoffer

* * *

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas, Inc. (“Airgas”) has commenced at this time.  In connection with the proposed transaction, Air Products and Chemicals, Inc. (“Air Products”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Air Products may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Air Products through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Air Products and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Air Products’ directors and executive officers in Air Products’ Annual Report on Form 10-K for the year ended September 30, 2009, which was filed with the SEC on November 25, 2009, and its proxy statement for the 2010 Annual Meeting, which was filed with the SEC on December 10, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”, “ongoing”, similar expressions, and variations or negatives of these words.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that Air Products will not pursue a transaction with Airgas and the risk factors discussed in our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  The forward-looking statements in this release speak only as of the date of this filing.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.